**BAE Systems completes revised UK pension funding arrangements**

**13 June 2006**

BAE Systems has completed a programme of measures to address the £3.1bn funding deficits in its principal UK pension schemes.

In the accounts published for the year ended 31 December 2005 the company had a total pre-tax pension deficit of £5.3bn, as defined under the IAS 19 accounting standard and £4.1bn net of allocations to equity accounted investments. The IAS 19 deficit of £5.3bn, was estimated to have reduced to circa £4.2bn as at the end of May 2006 on an unaudited basis.

At the latest valuation dates the aggregate of deficits across the four principal UK schemes, prepared for the purpose of setting cash contributions, was £3.1bn.

Addressing the funding deficit in these schemes has been achieved through a combination of measures shared between the company and employee scheme members. Annual contribution rates have been increased for both employees and the company. In addition, employees have agreed changes to benefits to reduce future liabilities and the company has agreed additional one-off contributions of cash and assets to the schemes.

The revised funding arrangements include one-off contributions by the company totalling £1,087m comprising the transfer of assets and cash. £661m will be contributed in 2006 with the balance over 10 years. The cash contribution in 2006 will be £181m.

The result of these changes is an affordable solution that retains the valuable and highly regarded defined benefit pension arrangements for those employees who were offered such terms when they joined the company.

Commenting on the completion of the new funding arrangements Mike Turner, Chief Executive BAE Systems plc said: *'Pension scheme funding has been a challenge for the company but I am delighted that we have now completed these revised arrangements through the constructive approach of all concerned. We have worked in close consultation with our Employees, Trades Unions and Scheme Trustees to develop pension arrangements acceptable and affordable to both the company and its people.'*

Issued by:
**BAE Systems plc**
London

Investor enquiries: 44 (0) 1252 383730
Media enquiries: 44 (0) 1252 384719



NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified that on 8 June 2006 Mike Turner, a Person Discharging Managerial Responsibility ("PDMR"), purchased 14,085 ordinary shares of 2.5 pence each in BAE Systems plc at a purchase price of 355 pence per share. The transaction took place on the London Stock Exchange.

8 June 2006


SEC MAIL
RECEIVED
PROCESSING
JUN 20 2006
WASH., D.C.

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified that on 7 June 2006 the following Person Discharging Managerial Responsibility ("PDMR") exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems SAYE Share Option Scheme at an option price of 93 pence per share. The shares deriving from the exercise of options will be held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares acquired by the individual PDMR on the exercise of options detailed above is as follows:

| Name of PDMR | Number of BAE Systems plc Ordinary shares acquired |
|---|---|
| Ian King | 365 |

8 June 2006

**BAE SYSTEMS plc**

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 2 June 2006 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 1 June 2006 the following Persons Discharging Managerial Responsibilities ("PDMRs") each acquired the number of ordinary shares of 2.5p each listed below in the share capital of BAE Systems plc following the reinvestment of dividends payable on ordinary shares held in the BAE Systems Share Incentive Plan:

Chris Geoghegan – four shares
Alastair Imrie – thirteen shares
Ian King – nine shares
Michael Lester – thirteen shares
Steve Mogford – nine shares
George Rose – thirteen shares
Michael Rouse – four shares
Mike Turner- thirteen shares
Nigel Whitehead – four shares

The shares were acquired at a price of 383.75 pence per share on 1 June 2006 and are held in the name of Lloyds TSB Registrars Corporate Nominee Limited. The transactions took place on the London Stock Exchange.

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 15,529 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 51,991 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford

- Mark Ronald
- George Rose
- Mike Turner.

2 June 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified that on 1 June 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems SAYE Share Option Scheme at an option price of 256 pence per share. The shares deriving from the exercise of options will be held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares acquired by the individual PDMRs on the exercise of options detailed above is as follows:

| Name of PDMR | Number of BAE Systems plc Ordinary shares acquired |
|---|---|
| Chris Geoghegan | 2,030 |
| Michael Lester | 2,030 |
| Steve Mogford | 1,212 |
| Mike Turner | 2,030 |
| Mike Rouse | 2,030 |

1 June 2006

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

Barclays PLC via the following legal entities: Barclays Global Investors Ltd; Barclays Life Assurance Co Ltd; Barclays Private Bank Ltd; Barclays Global Investors Japan Ltd; Barclays Global Investors Australia Ltd; Barclays Global Investors Canada Ltd; Barclays Global Fund Advisors; Barclays Capital Securities Ltd; Barclays Global Investors, N.A.; Barclays Bank Trust Company Ltd; Barclays Private Bank and Trust Ltd; Barclays Global Investors Japan Trust; and Barclays Capital Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland – 54,264
Bank of New York – 228,116
Barclays Capital Nominees Ltd – 2,148,003
Barclays Capital Nominees Ltd – 432,991
Barclays Capital Nominees Ltd – 16,612
Barclays Capital Securities Ltd – 272
Barclays Global Investors Canada – 207,644
Barclays Trust Co & Others – 54,010
Barclays Trust Co as Exec/ADM – 2,881
Barclays Trust Co DMC69 – 23,429
Barclays Trust Co E99 – 3,857
Barclays Trust Co R69 – 169,540
BNP Paribas – 67,758
Chase Nominees Ltd – 1,591,950
Chase Nominees Ltd – 9,854,887
Chase Nominees Ltd – 119,789
Chase Nominees Ltd – 1,026,038
CIBC Mellon Global Securities – 53,360
Clydesdale Nominees HGB0125 – 6,080
Clydesdale Nominees HGB0125 – 15,308
Clydesdale Nominees HGB0125 – 1,226

Clydesdale Nominees HGB0125 – 1,410
Clydesdale Nominees HGB0125 – 2,758
Clydesdale Nominees HGB0125 - 484
Clydesdale Nominees HGB0125 – 2,325
Clydesdale Nominees HGB0125 – 1,345
Clydesdale Nominees HGB0125 – 4,408
Clydesdale Nominees HGB0125 – 4,010
Clydesdale Nominees HGB0125 – 1,661
Clydesdale Nominees HGB0125 – 3,108
Clydesdale Nominees HGB0125 – 1,638
Clydesdale Nominees HGB0125 – 5,029
Clydesdale Nominees HGB0125 – 5,187
Clydesdale Nominees HGB0125 – 6,709
Clydesdale Nominees HGB0125 – 3,213
Clydesdale Nominees HGB0125 – 1,089
Clydesdale Nominees HGB0125 – 4,687
Clydesdale Nominees HGB0125 – 1,824
Clydesdale Nominees HGB0125 – 1,539
Clydesdale Nominees HGB0125 – 24,424
Clydesdale Nominees HGB0125 – 2,725
Clydesdale Nominees HGB0125 – 7,612
Clydesdale Nominees HGB0125 – 2,705
Clydesdale Nominees HGB0125 – 15,648
Clydesdale Nominees HGB0125 – 1,764
Clydesdale Nominees HGB0125 – 3,604
Clydesdale Nominees HGB0125 – 7,684
Clydesdale Nominees HGB0125 – 2,902
Clydesdale Nominees HGB0125 – 1,971
Clydesdale Nominees HGB0125 – 1,748
Clydesdale Nominees HGB0125 – 3,562
Clydesdale Nominees HGB0125 – 2,274
Clydesdale Nominees HGB0125 – 1,771
Clydesdale Nominees HGB0125 – 2,420
Clydesdale Nominees HGB0125 – 1,465
Clydesdale Nominees HGB0125 – 10,327
Clydesdale Nominees HGB0125 – 2,216
Clydesdale Nominees HGB0125 – 2,702
Clydesdale Nominees HGB0125 – 2,556
Clydesdale Nominees HGB0125 – 2,011
Clydesdale Nominees HGB0125 – 2,376
Clydesdale Nominees HGB0125 – 9,003
Clydesdale Nominees HGB0125 – 2,283
Clydesdale Nominees HGB0125 – 4,524
Clydesdale Nominees HGB0125 – 2,756
Clydesdale Nominees HGB0125 – 6,205
Clydesdale Nominees HGB0125 – 3,045
Clydesdale Nominees HGB0125 – 2,113
Clydesdale Nominees HGB0125 – 1,640
Clydesdale Nominees HGB0125 – 1,782
Clydesdale Nominees HGB0125 – 23,501

Clydesdale Nominees HGB0125 – 3,659
Clydesdale Nominees HGB0125 – 20,404
Clydesdale Nominees HGB0125 – 1,262
Clydesdale Nominees HGB0125 – 2,518
Clydesdale Nominees HGB0125 – 995
Clydesdale Nominees HGB0125 – 1,274
Clydesdale Nominees HGB0125 – 1,683
Clydesdale Nominees HGB0125 – 1,888
Clydesdale Nominees HGB0125 – 2,525
Clydesdale Nominees HGB0125 – 2,000
Clydesdale Nominees HGB0125 – 15,424
Clydesdale Nominees HGB0125 – 1,605
Clydesdale Nominees HGB0125 – 2,070
Clydesdale Nominees HGB0125 – 1,107
Clydesdale Nominees HGB0125 – 1,679
Clydesdale Nominees HGB0125 – 4,059
Clydesdale Nominees HGB0125 – 3,250
Clydesdale Nominees HGB0125 – 12,186
Clydesdale Nominees HGB0125 – 2,368
Clydesdale Nominees HGB0125 – 4,229
Clydesdale Nominees HGB0125 – 9,547
Clydesdale Nominees HGB0125 – 4,000
Clydesdale Nominees HGB0125 – 1,875
Clydesdale Nominees HGB0125 – 1,700
Investors Bank and Trust Co. – 249,700
Investors Bank and Trust Co. – 8,224,180
Investors Bank and Trust Co. – 721,522
Investors Bank and Trust Co. – 991,858
Investors Bank and Trust Co. – 92,030
Investors Bank and Trust Co. – 1,093,286
Investors Bank and Trust Co. – 125,785
Investors Bank and Trust Co. – 2,592,872
Investors Bank and Trust Co. – 768,875
Investors Bank and Trust Co. – 3,348,469
Investors Bank and Trust Co. – 51,266
Investors Bank and Trust Co. – 71,274
Investors Bank and Trust Co. – 300,476
Investors Bank and Trust Co. – 84,159
Investors Bank and Trust Co. – 366,944
Investors Bank and Trust Co. – 85,091
Investors Bank and Trust Co. – 763,872
Investors Bank and Trust Co. – 549,728
Investors Bank and Trust Co. – 16,621,246
Investors Bank and Trust Co. – 5,371
Investors Bank and Trust Co. – 30,953
JP Morgan (BGI Custody) – 838,719
JP Morgan (BGI Custody) – 192,302
JP Morgan (BGI Custody) – 1,786,781
JP Morgan (BGI Custody) – 413,800
JP Morgan (BGI Custody) – 408,082

JP Morgan (BGI Custody) – 103,399
JP Morgan (BGI Custody) – 219,576
JP Morgan (BGI Custody) – 28,625,061
JP Morgan (BGI Custody) – 54,064
JP Morgan (BGI Custody) – 147,347
JP Morgan Chase Bank – 104,143
JPMorgan Chase Bank – 458,011
JPMorgan Chase Bank – 298,111
JPMorgan Chase Bank – 3,138
JPMorgan Chase Bank – 197,206
JPMorgan Chase Bank – 33,386
JPMorgan Chase Bank – 16,515
JPMorgan Chase Bank – 17,121
JPMorgan Chase Bank – 92,222
JPMorgan Chase Bank – 465,177
JPMorgan Chase Bank – 439,604
JPMorgan Chase Bank – 3,723
JPMorgan Chase Bank – 335,910
JPMorgan Chase Bank – 1,772,023
JPMorgan Chase Bank – 349,182
JPMorgan Chase Bank – 165,498
JPMorgan Chase Bank – 26,085
JPMorgan Chase Bank – 30,978
Mellon Trust US Custodian – 127,312
Mellon Trust US Custodian – 238,068
Mellon Trust of New England – 127,480
Mitsui Asset – 51,442
Nothern Trust – 734,500
Northern Trust Bank – BGI SEPA – 37,858
Northern Trust Bank – BGI SEPA – 148,848
Northern Trust Bank – BGI SEPA – 189,655
Reflex Nominees Limited – 6,066
Reflex Nominees Limited – 1,328
State Street Bank & Trust – W1 – 133,720
State Street Bank and Trust Co – 124,300
State Street Boston – 1,676,387
State Street Trust of Canada – 120,182
The Northern Trust Company – U – 85,751
Trust & Custody Services Bank – 1,919
Trust & Custody Services Bank – 32,093
Zeban Nominees Limited – 1,757,958

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Notifiable interest in the ordinary share capital of BAE SYSTEMS plc given as at 25 May 2006

11. Date company informed

31 May 2006

12. Total holding following this notification

96,725,685

13. Total percentage holding of issued class following this notification

3.00%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

1 June 2006